Exhibit 99.1

Director’s Share Dealing

London: Wednesday, October 12, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notification that Mr Michael Howell, Independent Non-executive Director, has sold 15,000 ordinary shares of US$1.00 each in Chi-Med (the “Ordinary Shares”) at a price of GBP17.90 per share on October 7, 2016.

Following the above transaction, the holding of Mr Howell is 138,600 Ordinary Shares, representing approximately 0.23% of the current issued share capital of Chi-Med.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Michael Howell

2	Reason for the notification

a)	Position/status	Independent Non-executive Director of Chi-Med

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$1.00 each DI ISIN: KYG4672N1016 ADS ISIN: US44842L1035

b)	Nature of the transaction	Sale of 15,000 Ordinary Shares on October 7, 2016 at a price of GBP17.90

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP17.90	15,000

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2016-10-07

f)	Place of the transaction	London Stock Exchange (XLON)

NOTES TO EDITORS

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

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